SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Bronco Energy Fund Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

112212 10 5
(CUSIP Number)

Steven S. Robson
9532 E Riggs Road
Sun Lakes, Arizona 85248-7463
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 5 Pages

_____________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 112212 10 5	13D	Page 2 of 5 Pages

1		NAME OF REPORTING PERSON	Steven S. Robson
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*
PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Arizona

NUMBER OF	7	SOLE VOTING POWER	1,400,400
SHARES
BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER	1,400,400
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER	0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,400,400

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.6%

14		TYPE OF REPORTING PERSON*
IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 112212 10 5	13D	Page 3 of 5 Pages

Item 1.	Security and Issuer.

This Schedule 13D is filed in relation to the Common Stock, $.001 par value (“Common Stock”) of Bronco Energy Fund Inc., a Nevada corporation (the “Company”). The Company’s principal executive office address is 2920 North Swan Road, Suite 206, Tucson, Arizona 85712.

Item 2.	Identity and Background.

(a)	This Schedule 13D is filed by Steven S. Robson (the “Reporting Person”).

(b)-(c)     The business address of the Reporting Person is 9532 E Riggs Road, Sun Lakes, Arizona 85248-7463. The reporting Person is President and Chief Operating Officer of Robson Communities, a retirement community developer and operator. Mr. Robson also is the owner of Scott Homes, a developer and builder of traditional single and multi-family homes. Additionally, Mr. Robson is the owner of Robson Energy, which is involved in exploration and production of oil, gas, coal, coal bed methane and other natural resources.

(d)   During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding, if any, traffic violations or similar misdemeanors).

(e)   During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 10, 2005, the Reporting Person purchased 750,000 shares of Common Stock from the Company for cash in the amount of $750,000. In connection with this purchase of Common Stock, the Company also issued to the Reporting Person a warrant to acquire shares of Common Stock representing 10% of the fully paid and nonassessble shares of the Company’s Common Stock at an exercise price of $1.00 (the “Warrant”). The Warrant is exercisable at any time between November 10, 2005 and November 11, 2006. The source of funds used to purchase the shares of Common Stock was personal funds of the Reporting Person.

Item 4.	Purpose of Transaction.

The purpose of the acquisition of the Company’s Common Stock by the Reporting Person is for investment purposes. Except as described in this Item 4, the Reporting Person is not a party to and does not have any plans or proposals that would be required to be described in subsections (a) through (j) of this Item 4. The Reporting Person intends to review continually his position in the securities of the Company and may from time to time determine to increase, decrease or eliminate his position in the Company’s securities depending upon his evaluation of the Company’s business and prospects, as well as upon (i) the price and availability of shares, (ii) market conditions, (iii) an evaluation of alternative investments, (iv) future developments, and (v) other factors. The Reporting Person also may transfer his interest in the Common Stock and Warrant to a family trust for estate planning.

The Reporting Person may discuss from time to time, with representatives of the Company, other selected shareholders, and third parties, a broad range of ideas that the Reporting Person believes may enhance shareholder value generally. Certain of these ideas might, if effected, result in (1) the acquisition by the Reporting Person, his affiliates, or third parties of additional securities of the Company, (2) an extraordinary corporate transaction such as a sale, merger, re-capitalization or reorganization of the Company or its subsidiaries, or a sale or transfer of a material amount of the assets of the Company or its subsidiaries, (3) a change in the Board of Directors or management of the Company, (4) a material change in the business or corporate structure of the Company or its subsidiaries, or (5) a “going private” transaction. The Reporting Person, however, currently does not have any definitive plans and has not engaged in any definitive discussions with any other persons with respect to any such transaction.

CUSIP NO. 112212 10 5	13D	Page 4 of 5 Pages

Item 5.	Interest in Securities of the Issuer.

(a)-(b)     The Reporting Person currently owns (i) 750,000 shares of the Company’s Common Stock and (ii) the Warrant. Based upon 6,504,000 shares of Common Stock outstanding as of January 20, 2006 (as reported by the Company to the Reporting Person), the Warrant currently is exercisable for 650,400 shares of Common Stock. Accordingly, the Reporting Person currently beneficially owns an aggregate of 1,400,400 shares of the Company’s Common Stock, representing 19.6% of the Company’s outstanding Common Stock based upon 6,504,000 shares outstanding as of January 20, 2006. Because the number of shares of Common Stock issuable upon exercise of the warrant will fluctuate from time to time as the number of fully paid and nonassessble shares of Common Stock changes, the number of shares of Common Stock beneficially owned by the Reporting Person will fluctuate from time to time.

The Reporting Person has sole voting and dispositive power with respect to the 750,000 shares of Common Stock that he holds and the shares issuable upon exercise of the Warrant.

(c)   The Reporting Person has not engaged in any transactions in shares of Common Stock in the 60 days prior to November 10, 2005, or subsequent to that date.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

In addition to the Warrant described in Items 3 and 5, above, the Reporting Person entered into an agreement (the “Put Agreement”) dated November 10, 2005, with Bronco Coal Company, which is a subsidiary of the Company (“Bronco Coal”). Under the Put Agreement, the Reporting Person has the option to require Bronco Coal to purchase the 750,000 shares of Common Stock described in Items 3 and 5, above, at a price of $1.25 per share. The Reporting Person may exercise the put option at any time beginning on May 10, 2006 and ending on November 10, 2007.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

CUSIP NO. 112212 10 5	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: January 23, 2006	/s/ Steven S. Robson
Steven S. Robson